SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Biosite Incorporated

(Name of Subject Company)

Biosite Incorporated

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

090945 10 6

(CUSIP Number of Class of Securities)

Kim D. Blickenstaff

Chairman and Chief Executive Officer

Biosite Incorporated

9975 Summers Ridge Road

San Diego, California 92121

(858) 805-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With copies to:

David B. Berger, Esq.	Frederick T. Muto, Esq.
Vice President, Legal Affairs	Jason L. Kent, Esq.
Biosite Incorporated	Cooley Godward Kronish LLP
9975 Summers Ridge Road	4401 Eastgate Mall
San Diego, California 92121	San Diego, California 92121
(858) 805-2000	(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Biosite Incorporated, a Delaware corporation (“Biosite”), with the Securities and Exchange Commission (the “SEC”) on April 2, 2007, as amended by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Biosite with the SEC on April 5, 2007 (the Schedule 14D-9, as previously filed with the SEC and as the same has been or is amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer made by Louisiana Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Beckman Coulter, Inc. (“Beckman”), disclosed in a Tender Offer Statement on Schedule TO, dated April 2, 2007, to purchase all of the outstanding shares of common stock, $0.01 par value per share, of Biosite at a purchase price of $85.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 2, 2007, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of Item 8:

On April 10, 2007, Biosite issued a press release announcing that the Biosite Board, after consultation with its financial and legal advisors, has determined that the acquisition proposal set forth in the letter received from Inverness on April 4, 2007 is reasonably likely to lead to a superior proposal as defined in the Merger Agreement. Based in part on this determination, the Biosite Board has authorized Biosite to engage and participate in discussions and negotiations with Inverness. In connection with such discussions and negotiations, Biosite may provide non-public information to Inverness. Pursuant to the Merger Agreement, Biosite must provide Beckman with at least 48 hours notice prior to initially engaging in discussions or negotiations with or initially furnishing non-public information to Inverness in response or with respect to the Inverness acquisition proposal.

The Biosite Board, together with its financial and legal advisors, will continue to evaluate all aspects of the acquisition proposal from Inverness. While the Biosite Board has determined that the Inverness acquisition proposal is reasonably likely to lead to a superior proposal, the Biosite Board has not determined that the Inverness acquisition proposal constitutes a superior proposal. There can be no assurance that Inverness will ultimately make an offer that the Biosite Board determines to constitute a superior proposal. The Biosite Board has not approved, endorsed or recommended the Inverness acquisition proposal. Moreover, the Biosite Board has not withdrawn, qualified, modified, changed or amended its recommendation with respect to the Offer or the Merger, and the Merger Agreement remains in effect.

Biosite stockholders are encouraged to review the letter received from Inverness on April 4, 2007 and the accompanying commitment letters from Inverness’ proposed financing sources (which, among other things, identify certain conditions to the financing contemplated thereby), which are filed as Exhibit (a)(1)(K), Exhibit (a)(1)(L) and Exhibit (a)(1)(M) to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Biosite with the SEC on April 5, 2007.

Item	9. Exhibits.

Exhibit No.	Description

(a)(1)(O)	Press Release Issued by Biosite Incorporated on April 10, 2007

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOSITE INCORPORATED

By:	/s/ Kim D. Blickenstaff
Name:	Kim D. Blickenstaff
Title:	Chairman and Chief Executive Officer

Dated: April 10, 2007